InfiniteVR

Technology Retail Entertainment Virtual Reality Adventure

A platform that connects people with future technologies such as VR, AR, and AI

INFINITEVR.TECH NEW YORK NEW YORK


infiniteVR
REALIZE THE FUTURE



At first, it was all about entertainment and bringing fun to the consumer's life. After a while, we noticed the value is not only in entertainment but also in education and learning. We want to create a platform that helps people experience the future.

Osman Fatih Aysu Founder / CEO @ InfiniteVR

Why you may want to support us...

1. $9.2M lifetime brand revenue (3 years, including franchise revenue under different entities).
2. 3 continents, 27 cities, 41 locations.
3. Signed LOI with a Southern China investment group.
4. $4.75M corporate lifetime revenue.
5. Multi-Channel sales: Offline and Online Retail, Wholesale, Franchise, B2B.
6. Profitable since the first year of the company.
7. The founder has 3 established brands in the shopping mall industry since 2010.
8. Growth potential to be a leader of the $120B industry.

Why investors ❤ us

WE'VE RAISED $245,000 SINCE OUR FOUNDING

"Very good!! Love the product. The virtual reality is seriously awesome. I can't wait until improves more."

Blake Smallwood
InfiniteVR Customer — Sawgrass Mills, Sunrise, FL

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Osman Fatih Aysu
Founder / CEO
Founded three brands and execute them into a franchise model successfully. CEO of three companies in three continental. MBA degree. Proud future dad of Paloma.



Iacy Ye
China Operations Manager
Can turn into a NINJA when it comes to fighting for company rights.



Utku Murathan
Business Development Director
Successfully completed regional expansion for INFINITEVR in 2018 even though he lost so many pounds of weight.



Ekrem Kurtcu
Digital Marketing Specialist
Convinced Mr. Osman to get into crowdfunding.



Kevin Bass
Warehouse Manager
Started in the company as a part-time helper, and became an irreplaceable figure in the company.

In the news

mySA

Ready to play with virtual reality in San Antonio?

In the new Steven Spielberg film "Ready Player One," based on the bestselling novel of the same name, young Wade Watts (Tye Sheridan) and other denizens of the year 2045 lose themselves in a vast digital

March 28, 2018 @ mysanantonio.com

Downloads

- InfiniteVR-Timeline.pdf
- InfiniteVR Pitch-Deck-WF .pdf
- InfiniteVR KIds.pdf
- InfiniteVR-GO MINI NEXT.pdf
- Post-Covid-Business-Plan.pdf

It's all happening, while you're sleeping...

Virtual reality will be one of the next big things

At the end of the '90s, a reporter asked this question to **Bill Gates**: **"What is the next big thing?"** And his answer was **"The Internet."** But now the answer has changed; one of the next big things will be **Virtual Reality and Augmented Reality.**

VR and AR have the potential to become the next big computing platform. Just like when we saw the growth of the PC and smartphones, we expect new markets to be created and existing markets to be disrupted. There is no shortage of examples of how VR and AR can reshape existing ways of doing things—from buying a new home to interacting with educational platforms to watching a movie.



As the technology advances, price points drop and an entire new marketplace of applications (both business and consumer) hits the market, we believe **VR/AR** has the potential to spawn a multibillion-dollar industry and possibly be as game-changing as the advent of the **PC**. We see both **VR** (which immerses the user in a virtual world) and **AR** (which overlays digital information onto the psychical world) as driving a trend towards the adoption of head-mounted devices as a new computing factor.

Huge Market Size - $120.5 billion by 2026


Global Virtual Reality Market Size, 2015-2026 (US$ Billion)
120.5
7.3
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
Source: Goldman Sachs Global Investment

The global virtual reality market size was valued at USD 7.8 billion in 2018 is projected to reach USD **120.5 billion** by **2026**, exhibiting a compound annual growth rate of **42.2%** during the forecast period.

Given that VR/AR technology is still in the early stages of development, we have outlined two scenarios over the next decade in the graphic below to show where this could go in the next 5 years.


Combined 2025 AR/VR hardware and software scenarios
$200bn
$180bn
$160bn
$140bn
$120bn
$100bn
$80bn
$60bn
$40bn
$20bn
$0bn
$72bn
$110bn
$35bn
$45bn
Accelerated uptake
Base case
Hardware
Sofware
Source: Goldman Sachs Global Investment Research

Future Insights

When our CEO meet with HTC VIVE CEO Mr. Po, he took note of one sentence from that meeting: **"When 5G hits the market and data speed is no longer a factor that stops VR/AR from taking over, you will be so valuable to any VR/AR company."** That statement motivated us to set a goal to reach over 100 locations by 2025.

Connecting the Dots

The VR/AR ecosystem has almost every component in place, and demands are increasing day by day; however, there is a **problem**: the lack of platforms that will connect all the dots in the improving ecosystem. **InfiniteVR** is aiming to **resolve** this problem by being the platform that connects end users to all those software companies, hardware companies, manufacturers, educators, innovators, and startups.


You can't connect the dots looking forward; you can only connect them looking backwards.
Steve Jobs
1955 - 2011

Unlike other online or offline retail platforms, InfiniteVR is going to provide **demonstrations** and **customizations** of immersive technologies for end-users at our locations. We will be opening our doors to millions of users in the next five years, providing feedback into the ecosystem in order to develop better products while customers are having fun at our locations.

Proven Success

We believe every company's future is orchestrated by its past. The timeline below gives a short summary of our story.


Proven Success
infiniteVR
APRIL 2016
The InfiniteVR concept was created by a passionate entrepreneur and a veteran angel investor at a dinner in Guangzhou,
SEPT 2016
Opened first three locations in Texas.
DEC 2016
First franchise location opened in Dallas, TX.
APRIL 2017
First out-of-state franchise locations opened.
MAY 2017
Regional expansion in Texas.
APRIL 2018
Completed national expansion.
NOV 2018
First out-of-country free agent location opened in Istanbul, Turkey.
MARCH 2019
Two out-of-country free agent locations opened in Guadalajara, Mexico and Querétaro, Mexico.
AUG 2019
Frst mobile location opened in Portland, OR
NOV 2019
LOI and MOU signed with one of the biggest investment groups in southern China, making InfiniteVR a global firm.
APRIL 2020
Over a period of 2 weeks, 584 potential franchisees in China signed up for an online symposium with InfiniteVR.

To know more about us, **detailed timeline,** and **financial information** per year please **click below**. We have a great story, don't miss out!!!

Detailed Timeline


Products
infiniteVR
VR SMART - AIO HEADSET
VR ONE+
VR ONE
BLUTOOTH R/C
DRAWBOT
AR ARCHER
VR-CAM 360°
SMART DOG
AR GEEK PLAY
AR GUN


Simulators
infiniteVR
REALIZE THE FUTURE
9DVR
VR FLYING
VR MOTORCYCLE
VR RACING
VR ROBOT
VR SPACE


Kiosks / Locations
infiniteVR
REALIZE THE FUTURE
USA
MEXICO

During the last three years, $9.2M Total Brand Revenue...


Business Model
infiniteVR
REALIZE THE FUTURE
Brand-new or pre-used sales to our franchise partners and to free agents.
To birthday parties, corporate events, fairs, universities, street shows, restaurants or other venues
Initial payment to be part of InfiniteVR
Corporate retail locations
To our franchise partners at a discounted price, and B2B with different price points
Through InfiniteVR Amazon store and our website and app.
Serve as royalty fee; collected monthly
Upgrades, extended services for simulators, and repair services
Simulator Sales
Rental Services
Retail Sales
Online Sales
Extended Warranty Services
Support Fee
Wholesale
Franchise Fee
Business Model
InfiniteVR has a very broad revenue structure, and new revenue sources are limited only by our imagination.
InfiniteVR 2.0 projects will add different income sources to our existing revenue structure, such as sponsorship and advertisement and a subscription model.
Sponsorship & advertisement: InfiniteVR attracts big companies' marketing teams thanks to our defined customer base and time spent in our locations.
Subscription model: By adding the InfiniteVRkids project, we will create a subscription model for families in order to increase our customer retention rate and provide a more personalized experience for our customers.



$3.5m
$3.0m
$2.5m
$2.0m
$1.0m
$750K
$500K
$300K
$250K
$100K
$0
$281K
$25K
$256K
925%
$2.6m
$1.1m
$1.5m
17.31%
$3.05m
$1.07m
$1.98m
5%
$3.2m
$2.2m
$1.08m
Total Brand Revenue - 2016 (Sep to Dec)
Total Brand Revenue - 2017
Total Brand Revenue - 2018
Total Brand Revenue - 2019
Total Corporate Location : 2
Total Franchisee Location : 27
Total Free Agent: 6
Corporate Revenue
Franchisee Revenue

InfiniteVR- Compound Annual Growth Rate Comparison between 2016 and 2019.

*Brand Revenue: Total revenue is generated by all InfiniteVR franchisees and corporate locations.

InfiniteVR - Growth	2016	2019	Compound Annual Growth Rate
Total Brand Revenue	$281,000	$3,200,000	125%
Corporate Revenue	$256,000	$1,080,000	61.6%
Franchise Revenue	$25,000	$2,200,000	344.8%



CAGR +125%
CAGR +61.6%
CAGR +344.88%
$3,200,000
$281,000
$1,080,000
$256,000
$2,200,000

End of 2019 - Financials



Corporate Revenue
1.08M
%6
Net Profit
Total Brand Revenue
3.2M
Franchisee Revenue
2.2M

The question that's excited us the most is: What IS NEXT?

During the last three years, InfiniteVR has reached over **500,000 customers** from different demographics, ages, and socioeconomic backgrounds. In addition to our data, we strengthen our strategy by Goldman Sachs' industry report.


2025 base case VR/AR software asumptions by use case
Military, $1.4bn
Engineering, $14.7bn
Video games, $11.6bn
Healthcare, $5.1bn
Education, $0.7bn
Real estate, $2.6bn
Live events, $4.1bn
Retail, $1.6bn
Video entertainment, $3.2bn
Source: Goldman Sachs Global Investment Research.

As a result of field data and statistics reports, we designed our next move, which is **InfiniteVR 2.0**


What is Next?
infiniteVR
InfiniteVR Next
Upgrading our existing locations in order to better serve our customers
InfiniteVR-Go
Location-based VR with adequate size to be mobile and suitable to open in shopping malls without needing big layouts
InfiniteVR Mini
To utilize all opportunities regardless of size restrictions
InfiniteVR Kids
Designed for our little fans to learn while they are having fun.

InfiniteVR 2.0

A) InfiniteVR-Kids

We created InfiniteVR-Kids not only because of industry reports but also because of our little **friends'** requests. The voice message below was recorded on **4/12/2020** on our company phone line from one of our little fans in New York. When we heard her voice message, we instantly knew that it was mandatory for us to **open** InfiniteVR-Kids locations as soon as possible.

"Hi. I want to know if you still open. I did all my homework and my mum promised me to take me to you but she told me you are closed. Can you guys work with an appointment? Can you please call me or my mum back at 718*******? Thank you."


02 infinitevr kids spanish
Watch later
Share
si no que también
es un centro de aprendizaje.

InfiniteVR has designed two versions of the concept: indoor stores and kiosk-size centers. Indoor stores are designed to be in malls or in outside locations with a large layout. Kiosk-size centers are designed to reach everywhere fast and keep the concept practical and mobile.


Kiosk Concept
infiniteVR
KIDS


Store Concept

Click below to have a closer look at InfiniteVR-Kids. We have more visuals and details to share. You or your kids will love what we are working on, we promise :) ▯

More Details

B) InfiniteVR-Go, InfiniteVR-Mini, InfiniteVR-Next


02 infinitevr go spanish
Watch later
Share
y bazares navideños.

Location base-VR, practical designs, upgrades for our existing locations, and more. You can find more detailed information and visuals by clicking the link below. You will love what you will see.

For more details and visuals please **click below**. We have so many things to tell you.▯▯

More Details

Our goal to reach 100 LOCATIONS by 2025

InfiniteVR is one of the most promising companies with a strong company vision and experience in the VR/AR ecosystem. We are here to seek your help to execute our future projects, and we believe transparency is the key. Here is the breakdown of how we will use the funds for this round and our growth model.



GROWTH MODEL
Projections have been made by using InfiniteVR historical data and pattern with a conservative approach.
All revenue projections prepared for InfiniteVR Corporate Revenue only. Brand revenue tends to be 80% of corporate revenue per year.
All numbers in this page are only projections(not a promise).
Corporate Revenue Projections by year
$1,080,000
$1,300,000
$2,600,000
$6,100,000
$9,800,000
4
14
40
60
Revenue

Description ($ in thousands)	2019	2020	2021	2022	2023
Revenue	1080	1300	2600	6100	9800
Net Operating Profit	61	157	338	798	1380
InfiniteVR 2.0 Locations	-	4	14	40	60



MILESTONES / USE OF FUNDS
2020 - To open 4 new locations (1 of each project)
2021 - Total InfiniteVR 2.0 locations: 14 - Franchising InfiniteVR 2.0 - Regional Expansion
2022 - Total InfiniteVR 2.0 locations: 40 - National Expansion
2023 - Total InfiniteVR 2.0 locations: 60 - Global Expansion - To seek opportunity for initial public offering.
Operating Expenses %15
Hiring %15
Opening New Locations %45
Marketing %25
Use of Funds

If not NOW, then when? If not YOU, then who?

It's been a challenging journey to build InfiniteVR and bring it this far successfully without partners. We know we did a great job, but we also know there's way more to accomplish. Our customers are our best supporters during hard times. Reading their reviews about us was the best motivation ever.



User Testimonals
infiniteVR
Very good!! Love the product. The virtual reality is seriously awesome. I can't wait until improves more
Blake Smallwood - Sawgrass $Mills, Sunrise, FL
Enjoyed watching my children have fun.
Susan Flores - Willowbrook Mall, Wayne, NJ
Everything was wonderful. the salesman was very friendly and we bought one then got into car and turned around came back and got another one.
Mary Krach - Jordan Creek Mall, Des Mones, IOWA
So great!! Please add locations to Denver!
Tammy Crynes - Woodland Mall, Houston TX
I thoroughly enjoyed this experience, as did my 8-year-old son. Staff was very kind, professional and had a knack for communicating with my son and I. We will be back very soon.
Rachelle Coughoenour - Barton Creek Mall, Austin, TX

InfiniteVR is under the scope of multiple investor companies from all over the world. We aim to be generating over $40M in revenue in 5 years and exiting out over $200M with a **merge or acquisition** (though this is not guaranteed). Alternatively, opening up InfiniteVR to **IPO** is in our scope as well.


Why You May Invest In US?
Realize The Future
IPO
Or
Acquisition
9.2M Brand Revenue
4.75M Corporate Revenue since Sep, 2016
Profitable since 2016
3 Continents, 27 Cities, 41 Location
16 states in USA
Locations in Turkey and Mexico and USA
Signed LOI With Largest Investment Group In China
In two weeks, 584 potential franchisee signed up online application in China
Growth Potential to be leader of $120B industry
Highest number of Vr locations
Multi-Channel Sales Strucutre
Tracked Success Of Management
Founder has 3 other established brand in the shopping mall industry since 2010

Now is the time to share our vision, experience, and projects with amazing **partners** like you. Let's realize the future together□□□

Invest in Infinite VR

Investor Q&A

− COLLAPSE ALL

What does your company do?

We create bridges between technology companies and consumers by creating a platform that brings fun, new, and cool tech to people's life. InfiniteVR gives customers the chance to experience new tech such as VR, AR, MR, and AI products through exciting demonstrations, with the ability to purchase their favorite items on the spot.

Where will your company be in 5 years?

InfiniteVR plans to have over 100 locations all over the USA and other countries in the next 5 years. We aim to be generating over $40M in revenue in 5 years and exiting out over $200M with a merge or acquisition (though this is not guaranteed). Alternatively, opening up InfiniteVR to IPO is in our scope as well.

Why did you choose this idea?

At first, it was all about entertainment and bringing fun to the consumer's life. After a while, we noticed the value is not only in entertainment but also in education and learning. We want to create a platform that helps people experience the future.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The world we are living in is not the same as the world our parents lived in. We recognized that VR/AR is the next big thing and we acted on it quickly. VR did not appear in the world recently. It has existed since the 1970s; however, the data speed and technology were not ready for it to make it into end-users' lives. The technology we have now has opened the door to a new lifestyle. We know that It is just a start.

With the help of real 5G, data speeds will soon be mind-blowing and support VR/AR/MR, and AI technologies to be mobile and reach every person. That will trigger the new world which will take over our day-to-day lifestyle.

How far along are you? What's your biggest obstacle?

We have come a long way. And we know that there are many things to be accomplished. The future of InfiniteVR is limited only by our imagination. Our knowledge and experience in the industry are something we rely on. However, lack of funding can be the biggest obstacle for us.

We know what to do and how to do it, we just need help to fund it.

Who competes with you? What do you understand that they don't?

In our ecosystem, you can find innovators, programmers, single-item retailers but you can not find a platform to introduce all those to consumers in many locations. There is no industry leader in our field which is motivating us to be one.

Educating customers and demonstrating new technology is the key to our eco-system. You would not search in Amazon for live streaming 360 Camera if you do not know it exists. We show people that the FUTURE is here and they can have it NOW.

How will you make money?

We have a franchise model in which franchisees must pay franchise fees initially and royalty fee every month. In addition, all franchisees need to carry products and move them in their location. We wholesale products to them which they retail to consumers. We provide basic tech support remotely free of charge and detailed support with a fee.

With InfiniteVRkids and other new projects, we will add retail sales income back to our revenue structure again as we had in the past.

In addition, we would like to invest heavily in online sales, as well as to collect data for possible targetted marketing options, so that other companies can advertise in our locations to a selected audience.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Closely following changes in our industry is the key. If you get behind or act slowly, you are out of the game. If we fail, it means we stop chasing the NEW in our industry.

Our biggest risk is either getting slow or irrelevant to what's coming up. The reason for this would be the lack of funding.

We have tremendous trust in our abilities, but without funding, it would be very challenging to take the company to the next step. This is the main reason we are here on the Wefunder platform.

Why InfiniteVR?

To answer this question in two words; Experience and vision.

Our industry is still in its early stages. We are in an industry in which there is no big leader. We barely see any other companies trying to break into this space that we are already mastering. Classic offlines or online sellers are not what the industry needs at this time due to the fact that this is so new and people need education and demonstration of new upcoming technologies.

Our ecosystem already has innovators, geniuses, software engineers, and manufacturers, but no one to create channels and bridges to end-users except us. We hold the biggest distribution channel for our industry and we want to scale this over 100 touch points in the next 5 years. We are the only player with the forward-thinking and leverage to be an industry leader.

Where do you think Virtual Reality Industry is heading in the next 5 years?

As of now, we see that VR companies are focusing on location-based VR for amusement parks and VR for education. InfiniteVR 2.0 will cover those topics and will additionally bring gamification on board.

In the next 5 years, VR/AR and AI will replace many things in our lives through the help of 5G data speeds. AR lenses, Smart homes, VR Traveling, online shopping, and on and on. We could go on for hours and hours explaining how VR/AR will take over our lifestyles.

The executive of HTC Vive executive summarized it for us with these words:

" Anyone remember those bulky first cell phones we got when this technology first came into market?? Almost all tech you are using now will be that 'bulky cell phone' in the next 10 years." -Raymond Po

Why was there a decrease in corporate revenue between 2018 and 2019?

As we mentioned in our timeline, InfiniteVR decided to sell all corporate-owned retail locations in 2019. That means our retail location revenue is decreased dramatically; however, our expenses decreased as well. No overhead charges, no rent, not so many employees, no retail-related tax payments. This is why our 2019 net profit percentage was higher than in 2018. And if you look at financials for brand revenue, InfiniteVR increased its brand revenue by 5% from 2018 to 2019.

Why did we do that?

Anyone who owned a business would understand why right away but if we need to put into words, we made this change to be able to focus on "What is next?". Retail takes a lot of energy for the day-to-day operation and we executed very broad expansion in 2018. It shifted our focus toward day-to-day operations and away from working on what's next. We noticed this early on and took quick action to refocus. InfiniteVR will open corporate retail locations very soon with InfiniteVR 2.0 concept.

What is the difference between corporate revenue, franchise revenue, and brand revenue mentioned on the page?

Corporate revenue is the total revenue of what INFINITEVR corporate generates with multi-channel revenue system. Financials are provided for 2018 and 2019 in the financials section.

Franchise revenue is the total revenue of what our franchisees generate as separate entities but under our brand name. We have a direct link to a POS system where we can verify their revenue since we charge them support fees according to their revenue.

Brand revenue consist of total corporate revenue and franchise revenue. It represents what the total INFINITVR brand generates as a whole.